TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 2, 2023

Dear Sir/Madam,

Sub: Results of the Postal Ballot Notice

In continuation to our letter dated February 28, 2023, titled 'Postal Ballot Notice' please find enclosed;

1. Voting results pursuant to Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.
2. Report of Scrutinizer dated April 1, 2023.

The resolution as proposed in the postal ballot notice has been passed by the shareholders by remote e-voting process with requisite majority.

The voting results along with the scrutinizer's report will also be made available on the Company's website at https://www.infosys.com/investors/shareholder-services/postal-ballot.html.

This is for your information and records.

Thanking You

Yours Sincerely,

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.04.02 14:58:52 +05'30'

A.G.S. Manikantha
Company Secretary

Encl: As above

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Name of the Company	INFOSYS LIMITED
Date of the ~~AGM/EGM~~ Postal Ballot	March 31, 2023 (Voting period: March 2, 2023 0:00 hours to March 31, 2023 17:00 hours)
Total number of shareholders on record date	2826400
No. of shareholders present in the meeting either in person or through proxy:	Not Applicable
Promoters and Promoter Group:	
Public:	
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	
Public:	

Resolution No.	1									
Resolution required: (Ordinary/ Special)	SPECIAL - To appoint Govind Vaidiram Iyer (DIN: 00169343) as an Independent Director of the Company.									
Whether promoter/ promoter group are interested in the agenda/resolution?	No									
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid	Votes Abstained
Promoter and Promoter Group	E-Voting	55,16,82,338	55,16,82,338	100.00	55,16,82,338	0	100.00	0.00	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total	55,16,82,338	55,16,82,338	100.00	55,16,82,338	0	100.00	0.00	0	0
Public- Institutions	E-Voting	2,11,27,06,824	1,90,91,47,344	90.37	1,87,18,81,888	3,72,65,456	98.05	1.95	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total	2,11,27,06,824	1,90,91,47,344	90.37	1,87,18,81,888	3,72,65,456	98.05	1.95	0	0
Public- Non Institutions	E-Voting	1,48,32,65,333	77,68,40,906	52.37	76,03,62,899	1,64,78,007	97.88	2.12	0	0
	Poll		0	0.00	0	0	0.00	0.00	0	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0	0
	Total	1,48,32,65,333	77,68,40,906	52.37	76,03,62,899	1,64,78,007	97.88	2.12	0	0
	Total	4,14,76,54,495	3,23,76,70,588	78.06	3,18,39,27,125	5,37,43,463	98.34	1.66	0	0

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

REPORT OF SCRUTINIZER

[Pursuant to Section 110 of the Companies Act, 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman
Infosys Limited,
Address: 44, Infosys Avenue, Electronics City,
Hosur Road, Bengaluru-560100

Dear Sir,

Sub: Scrutinizer's Report on postal ballot through remote e-voting in respect of passing of resolution set-out in the notice dated February 28, 2023

I, B Hemanth, Partner of Hemanth, Holla & Co. have been appointed as the Scrutinizer by the Board of Directors of the Infosys Limited pursuant to Section 108 and Section 110 of the Companies Act 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014 for the purposes of scrutinizing the postal ballot through e-voting in respect of the below stated resolution as proposed in the Postal Ballot Notice dated February 28, 2023, and I submit my report as under:

1. **Management Responsibility**

   The management is responsible for ensuring compliance under the provisions of Section 110, and other applicable provisions of the Companies Act, 2013, as amended (the "Act"), read together with the Rule 20 and 22 Companies (Management and Administration) Rules, 2014, as amended (the "Management Rules"), General Circular Nos. 14/2020 dated April, 8, 2020, 17/2020 dated April 13, 2020, 20/2020 dated May 5, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021 and 3/2022 dated May 5, 2022 and 11/2022 dated December 28, 2022 issued by the Ministry of Corporate Affairs, Government of India (the "MCA Circulars"), Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India and any other applicable law, rules and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) in respect of postal ballot through remote e-voting.

B. HEMANTH * FCS No. 6374 CP No. 6519 COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

The Postal Ballot Notice dated February 28, 2023, along with explanatory statement setting out material facts under Section 102 of the Act was sent only through electronic mode to those Members whose e-mail addresses were registered with the Company / Depositories.

2. **Scrutiniser's Responsibility**

My responsibility as the Scrutinizer of the voting process, is restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer's Report of the votes cast in favour and against the resolution stated in the Postal Ballot Notice, based on the reports generated from the E-voting system provided by National Securities Depository Limited ("NSDL") the service provider.

The Company had availed the e-voting facility offered by NSDL for conducting e-voting by electronic means.

3. **"Cut-off Date"**

The shareholders of the Company holding shares as on the cut-off date of February 24, 2023, were entitled to vote on the resolution as contained in the postal ballot notice.

4. **Postal Ballot Process**

i. In accordance with the Postal Ballot Notice and the 'Advertisement' published pursuant to Rule 22(3) of the Companies (Management and Administration) Rules, 2014, the Postal ballot through e-voting commenced at 9.00 A.M IST on March 02, 2023, and ended on March 31, 2023, 5.00 P.M IST, and the e-voting module was blocked by NSDL thereafter.

ii. The Votes cast under e-voting were thereafter unblocked and downloaded on March 31, 2023, at 5.10 P.M. from the portal of NSDL, and was witnessed by two witnesses, Ms. Swathi Holla and Ms. S Nagajyothi, who are not in the employment of the Company and / or the NSDL. They have signed below in confirmation of the same.

Swathi Holla

S Nagajyothi

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

Hemanth, Holla & Co.
Company Secretaries
#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

iii. I have scrutinized and reviewed the remote e-voting based on the data downloaded from the NSDL e-voting system, at https://www.evoting.nsdl.com.

5. Postal Ballot Result

I now submit my report as under on the results of the remote e-voting in respect of the Special Resolution:

Resolution No. 1 - As a Special Resolution

Approval for Appointment of Govind Vaidiram Iyer (DIN: 00169343) as an Independent Director of the Company

(i) Voting "**in favour**" of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
12,228	3,18,39,27,125	98.34%

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
555	5,37,43,463	1.66%

(iii) Invalid Votes:

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
0	0	0

B. HEMANTH COMPANY SECRETARY FCS No. 6374 CP No. 6519

Hemanth, Holla & Co.
Company Secretaries
#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

6. Custody of Records

All electronic data and relevant records of e-voting have been handed over to the Company Secretary for safe keeping.

Based on the above information, you may kindly announce the results.

Thanking You
Yours faithfully,

For **Hemanth, Holla & Co.**
FRN: P2021KR087700
Peer Review No.: 2604/2022

B Hemanth
Partner
FCS: 6374 CP No: 6519
Scrutinizer

UDIN: F006374E000002942

Date: April 01, 2023
Place: Bengaluru